FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.







                                  BG Group plc

                    Close Period Share Repurchase Programme

BG Group plc ('BG') announces today that it will commence an irrevocable, non-discretionary programme to purchase BG Ordinary Shares on its own behalf, to be held in Treasury, during its close period which commences on 3 April 2006 and ends at the time of the announcement of BG's results on 3 May 2006.

Any purchases of shares pursuant to the irrevocable programme will be effected within certain pre-set parameters, and in accordance with both BG's general authority to repurchase shares and Chapter 12 of the Listing Rules, which requires that the maximum price paid will not exceed 5% above the average market value of BG's Ordinary Shares for the five dealing days preceding the date of purchase.

31 March 2006
Website www.bg-group.com



       SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 31 March 2006                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary